June 3, 2015

VIA EDGAR CORRESPONDENCE

John Stickel

J. Nolan McWilliams, Attorney-Advisor

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Chanticleer Holdings, Inc.
Registration Statement on Form S-3
Filed April 27, 2015
File No. 333-203679

Dear Messrs. Stickel and McWilliams:

This letter sets forth the responses of Chanticleer Holdings, Inc. (the “Company”) to the comments contained in your letter, dated May 13, 2015, relating to the Registration Statement on Form S-3 filed by the Company on April 27, 2015 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold text below, and the responses of the Company are set forth in plain text immediately following each comment.

The Company is concurrently submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”) incorporating the changes described in our responses below. In addition to changes responsive to the Staff’s comments, Amendment No. 1 includes the registration of 1,317,000 additional shares for sale by selling shareholders that have outstanding registration rights as well as customary updates.

General

1. Please confirm you are relying on General Instruction I.B.6 of Form S-3 for this offering. In addition, please revise your prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and nonvoting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.6.

We confirm we are relying on General Instruction I.B.6 of Form S-3 for the offering of up to $15,000,000 of securities by the Company. We have revised our prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and nonvoting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus.

TEL (310) 889-0699 | Fax (310) 889-0699 | LibertasLaw.com | 225 Santa monica blvd., 11th floor, santa monica, Ca 90401

June 3, 2015

2. Please explain your reference to Instruction II.D of Form S-3 in footnote (2) of the Calculation of Registration Fee table given that it applies to offerings under I.B.1 or I.B.2.

This reference has been deleted.

We trust that the foregoing is responsive to the comments contained in your letter dated May 13, 2015. If you have any questions, please contact me at (949) 355-5405.

We appreciate the Staff’s assistance in this matter.

Very truly yours,

LIBERTAS LAW GROUP, INC.

/s/ Ruba Qashu
Ruba Qashu
Tel: 949-355-5405

c: Michael D. Pruitt, Chief Executive Officer, Chanticleer Holdings, Inc.